Direxion Shares ETF Trust

c/o Direxion Advisors, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

September 2, 2020

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration

Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”) for the PortfolioPlus S&P® Composite 1500 ETF (the “Fund”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
276	7/30/20	485BXT	0001193125-20-204128
274	7/2/20	485BXT	0001193125-20-186394
270	6/5/20	485BXT	0001193125-20-161881
267	5/7/20	485BXT	0001683863-20-009089
262	3/10/20	485APOS	0001193125-20-068682
257	2/6/20	485BXT	0001193125-20-026538
254	1/9/20	485BXT	0001193125-20-004465
252	12/12/19	485BXT	0001193125-19-312379
251	12/5/19	485BXT	0001193125-19-307263
250	11/19/19	485BXT	0001193125-19-295459
246	9/6/19	485APOS	0001193125-19-239980

No securities of the Fund were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Fund at this time, therefore, respectfully requests withdrawal of the Amendments.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Secretary

Direxion Shares ETF Trust